Mayer Brown LLP 1221 Avenue of the Americas New York, NY 10020-1001 United States of America T: +1 212 506 2500 F: +1 212 262 1910 www.mayerbrown.com
February 7, 2019 VIA EDGAR AND OVERNIGHT DELIVERY
Tonya Aldave J. Nolan McWilliams U.S. Securities & Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Anchiano Therapeutics Ltd.
Amendment No. 1 to Registration Statement on Form F-1
Filed January 31, 2019
File No. 333-229155

Dear Ms. Aldave and Mr. McWilliams:

This letter is being furnished on behalf of Anchiano Therapeutics Ltd. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter, dated February 4, 2019, to Frank G. Haluska, Chief Executive Officer of the Company, with respect to the above-referenced Registration Statement on Form F-1 (the “Registration Statement”).

The text of the Staff's comments has been included in this letter below in bold and italics for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. We have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are hereby filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”). Amendment No. 3 has been revised to reflect the Company’s responses to the Staff’s comments, as well as to incorporate minor updating and conforming changes. Amendment No. 3 also includes as an exhibit the updated accountants’ consent. As discussed with you, given the Company’s intention to price the offering on February 11, 2019 or soon thereafter, we would appreciate the Staff’s prompt review of Amendment No. 3.

Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No.3. We have enclosed a courtesy package, which includes four copies of Amendment No. 3, two of which have been marked to show changes from the Registration Statement filed January 31, 2019.

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including
Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England), Mayer Brown (a Hong Kong partnership)
and Tauil & Chequer Advogados (a Brazilian partnership).

U.S. Securities & Exchange Commission February 7, 2019 Page 2

Amendment No. 1 to Registration Statement on Form F-1

Capitalization, page 44

1.	Although you indicate in the paragraph preceding the table on page 44 that the as adjusted information presented does not take into account any ordinary shares issuable pursuant to the price protection rights underlying your June 2018 fundraising, it is apparent that the as adjusted shares disclosed as being outstanding include the 5.3 million ordinary shares to be issued under these rights as disclosed in the fourth paragraph on page 105. Please tell us why it is appropriate to include the shares to be issued under these price protection rights but not include the pro forma impact on accumulated losses and additional paid-in capital. Otherwise, revise your presentation to include the pro forma impact of the price protection rights.

In response to the Staff’s comment, the Company has revised the tables on pages 13 and 44 of Amendment No. 3 to present as-adjusted information reflecting the ordinary shares issuable pursuant to the price protection rights underlying the ordinary shares from the Company’s June 2018 fundraising.

Management

Aggregate Compensation of Office Holders, page 92

2.	Please tell us whether you intend to update prior to effectiveness the amount of the aggregate compensation for your officers and directors for the fiscal year ended December 31, 2018. To the extent it is not practicable to prepare this information prior to effectiveness, confirm this and whether you have reason to believe this information would be materially different from the prior year.

The Company respectfully advises the Staff that it is not practicable to update the amount of the aggregate compensation for its officers and directors for the fiscal year ended December 31, 2018 prior to effectiveness and that its reporting requirements under Israeli law as an Israeli public company do not require that this information be filed yet. The Company advises the Staff that it does not have any reason to believe this information would be materially different from the prior year.

U.S. Securities & Exchange Commission February 7, 2019 Page 3

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If you have any questions regarding the foregoing, feel free to contact Anna Pinedo at (212) 506-2275 or Ali Perry at (212) 506-2608. Thank you for your assistance.

Sincerely,

Anna Pinedo
Mayer Brown LLP

cc:	Ali Perry
Mayer Brown LLP

Frank G. Haluska
Anchiano Therapeutics Ltd.